Exhibit 4(j)

To: Lihir Gold Pty Limited (the “Company”)

22 May 1995

GUARANTEE
of the Financial Obligations of
Lihir Management Company Pty Limited
under a Management Agreement
dated 17 March 1995

1. In consideration of the Company entering into the Management Agreement, by this Guarantee, RTZ WESTERN HOLDINGS LIMITED, of 6 St. James’s Square, London SW1Y 4LD (the “Guarantor”) unconditionally and irrevocably guarantees to the Company the payment of the Guaranteed Sums and unconditionally and irrevocably undertakes to the Company that, subject as provided below, if for any reason Lihir Management Company Pty Limited, a company incorporated in Papua New Guinea which is the Manager under the Management Agreement (the “Manager”) fails to pay any Guaranteed Sums to the Company, the Guarantor shall pay such Guaranteed Sums upon demand made by the Company.

2. The Guarantor shall be deemed to be liable for the Guaranteed Sums as sole or principal debtor and not merely as surety.

3. The liabilities and obligations of the Guarantor under this Guarantee shall remain in force notwithstanding any act, omission, neglect, event or matter whatsoever, except the proper and valid payment of all the Guaranteed Sums; and without prejudice to its generality, the foregoing shall apply in relation to anything which would have discharged the Guarantor (wholly or in part) or which would have afforded the Guarantor any legal or equitable defence, and in relation to any winding up or dissolution of, or any change in constitution or corporate identity or loss of corporate identity by the Manager.

4. Any discharge or release of the Guarantor, and any composition or arrangement which the Guarantor may effect with the Company, shall be deemed to be made subject to the condition that it will be void if any payment or security which the Company may previously have received or may thereafter receive from any person in respect of the Guaranteed Sums is set aside under any applicable law or proves to have been for any reason invalid.

5. Without prejudice to the generality of paragraphs 2 and 3, none of the liabilities or obligations of the Guarantor under this Guarantee shall be impaired by the Company:

(a)	agreeing with the Manager any amendment of or addition to the Management Agreement provided that in the case of any amendment or addition which could involve a substantial or material increase in the responsibilities or liabilities of the Manager the prior written consent of the Guarantor shall first have been obtained; or

(b)	releasing or granting any time or any indulgence or waiver whatsoever to the Manager or the Guarantor.

6. As a separate, additional and continuing obligation, the Guarantor unconditionally and irrevocably undertakes with the Company that, should the Guaranteed Sums not be recoverable from the Guarantor under paragraph 1 for any reason whatsoever, then the Guarantor will, as a sole, original and independent obligor, make payment of the Guaranteed Sums by way of a full indemnity.

7. The Guarantor undertakes that it will not withdraw this Guarantee while the Manager has any financial liability to the Company under the Management Agreement in respect of acts or omissions of the Manager.

8. Until all Guaranteed Sums which may be or become payable to the Company in respect of acts or omissions of the Manager while it is a subsidiary of the Guarantor have been irrevocably paid in full, the Guarantor shall not, after a claim has been made pursuant to this Guarantee:

(a)	be subrogated to any rights, security or moneys held, received or receivable by the Company or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the Manager’s liability under the Management Agreement;

(b)	be entitled to or claim to rank as creditor against the estate or in the insolvency, administration, winding-up, bankruptcy or liquidation of the Manager in competition with the Company; or

(c)	be entitled to receive, claim or have the benefit of any payment, distribution or security from or on account of the Manager or exercise any right of set-off as against the Manager.

9. The Guarantor represents and warrants to the Company that:

(a)	the Guarantor has not executed this Guarantee by reason of any promise, representation, statement or information of any kind given or offered to the Guarantor by or on behalf of the Company whether in answer to any enquiry by or on behalf of the Guarantor or not;

(b)	the Guarantor has relied on the Guarantor’s own investigations and enquiries regarding the nature of the transactions between the Company and the Manager.

(c)	the Guarantor has not executed this document as the result of or in reliance on any person granting or agreeing to grant a guarantee, indemnity or security in favour of the Company in respect of the Guaranteed Sums;

(d)	the Guarantor’s obligations under this Guarantee are valid and binding on it and are enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally, and subject to general principles of equity and the operation of any limitation acts;

(e)	the Guarantor’s obligations under this Guarantee rank at least pari passu with all its other unsecured and unsubordinated obligations other than those obligations preferred by law;

(f)	the Guarantor has the corporate power to enter into and perform this Guarantee and it has taken all necessary corporate action to execute, deliver and perform this Guarantee;

(g)	the Guarantor’s consolidated accounts for the year ended 31 December 1994 present a true and fair view of its and its subsidiaries consolidated financial position as at 31 December 1994 and the results of operations during the accounting period ended on 31 December 1994;

(h)	there has been no material adverse change in the financial position of the Guarantor since 31 December 1994; and

(i)	no litigation, arbitration or administrative proceedings for which process has been served on it or any of its subsidiaries are current and, so far as it is aware, no litigation, arbitration or administrative proceedings involving it or any of its subsidiaries are pending or threatened in writing which (in the case of both actual and pending or threatened litigation, arbitration or administrative proceedings) are reasonably likely to be determined adversely to it or to such subsidiary and which, if so adversely determined, would have a material adverse effect on the ability of the Guarantor to perform its obligations under this Guarantee.

10. The making of one or more demands under this Guarantee or the payment or settlement of any demand by the Guarantor at any time shall not preclude or restrict the

Company from making further or other demands under the Guarantee but this shall be without prejudice to any right of the Guarantor to dispute liability.

11. This Guarantee will not apply to acts or omissions of the Manager occurring after:

(a)	the date on which the Guarantor notifies the Company that the Manager has ceased to be a subsidiary of the Guarantor; and

(b)	the Guarantor has procured a replacement guarantee substantially in the form of this Guarantee from another guarantor acceptable to the Company, such acceptance not be unreasonably withheld.

12. The Guarantor undertakes that, until six months after the Commencement of Commercial Production (as defined in the Mining Development Contract between the Independent State of Papua New Guinea and the Company relating to the Lihir Project):

(a)	a corporation directly or indirectly controlled by the Guarantor or by the Guarantor’s ultimate holding company will hold not less than 20% of the issued shares of the Company; and

(b)	the Manager will remain a wholly owned subsidiary of the Guarantor or of the Guarantor’s ultimate holding company.

     For the purpose of this clause, an entity is controlled by a company if the company has the power directly or indirectly through its subsidiaries to direct or cause the direction of the management and policies of that entity through the holding (other than in a fiduciary capacity) or control pursuant to contract of a majority of the voting rights in that entity, or the right to appoint and remove a majority of the board of directors or the members of any other primary management body of that entity.

13. Any notice or demand or other communication given under this Guarantee shall be in writing addressed to the recipient(s) at its address(es) stated above in this Guarantee or in the Management Agreement, or to such other address as the recipient may have notified to the other parties in writing.

     Any such notice, demand or other communication may be delivered personally or by first class airmail pre-paid post or facsimile transmission. Proof of posting or despatch shall be deemed to be proof of receipt:

(a)	in the case of a letter sent by airmail, 120 hours after posting;

(b)	in the case of personal delivery, at the time of delivery; and

(c)	in the case of facsimile transmission, on the business day immediately following the date of despatch.

14. This Guarantee shall be governed by and construed in accordance with the laws of England.

15. In this Guarantee:

(a)	“Guaranteed Sums” means amounts representing the financial liability of the Manager to the Company under the Management Agreement which

(i)	are either agreed in writing by the Management Company to be payable by it to the Company or established as being payable to the Company by the Management Company in arbitration proceedings carried out in accordance with the terms of the Management Agreement or in a judgment of a competent court and

(ii)	have not been paid to the Company within 30 days following the date upon which the Management Company agreed to make payment or, as the case may be, the date for payment specified in the arbitration award or court judgment and “Guaranteed Sums” include reference to any part of such amounts;

(b)	“Management Agreement” means the agreement dated 17 March 1995 between the Manager and the Company; and

(c)	“subsidiary” and “holding company” each bears the meaning assigned to it by Clause 736 of the Companies Act 1985 of Great Britain.

THE COMMON SEAL of RTZ WESTERN HOLDINGS LIMITED was hereunto affixed in the presence of :	) ) )	[SEAL]

/s/ M. M. Freeman [?]
Director
/s/

Director/Secretary